UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36746

PARAMOUNT GROUP, INC.

(Exact name of registrant as specified in its charter)

1633 Broadway

New York, New York 10019

(212) 237-3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock of Paramount Group, Inc., $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On December 19, 2025, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 17, 2025, as amended, by and among Paramount Group, Inc., a Maryland corporation (“Company”), Rithm Capital Corp., a Delaware corporation (“Parent”), Panorama REIT Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of Parent (“REIT Merger Sub”), Panorama Operating Merger Sub LP, a Delaware limited partnership and a wholly owned subsidiary of Parent (“Operating Merger Sub”) and Paramount Group Operating Partnership LP, a Delaware limited partnership and a majority owned subsidiary of Company (“Operating Partnership” and together with REIT Merger Sub, the “Surviving Entities”) providing for, among other things, (i) the merger of Operating Merger Sub with and into the Operating Partnership, with the Operating Partnership surviving such merger (the “Partnership Merger”) and (ii) immediately following the consummation of the Partnership Merger, the merger of Company with and into REIT Merger Sub, with REIT Merger Sub surviving such merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Panorama REIT Merger Sub, LLC (as successor by merger to Paramount Group, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 29, 2025	PANORAMA REIT MERGER SUB, LLC
(as successor by merger to Paramount Group, Inc.)

	By:	/s/ Nicola Santoro, Jr.
	Name:	Nicola Santoro, Jr.
	Title:	Treasurer